Exhibit 99.1

        FACTORS TO CONSIDER IN CONNECTION WITH FORWARD LOOKING STATEMENTS

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

     We are a development stage company and since our inception, our source of income has been public and private sales of our stock. At April 30, 2001, our accumulated deficit was $58,188,000 and our total stockholders' deficit was approximately $586,000.

     We expect to continue to incur substantial operating losses in the future. Our profitability will depend on our ability to develop, obtain regulatory approvals for, and effectively market ONCONASE(R). The FDA has not approved and may not approve ONCONASE(R). We do not know if, or when, we will:

o    complete our product development efforts,

o    show that our products are safe and effective in clinical trials,

o    submit an NDA for any of our product candidates,

o    receive regulatory approval of any of our product candidates, or

o sell sufficient approved products to generate enough revenue to enable us to earn a profit.

     We will seek to generate revenue through licensing, marketing and development arrangements prior to receiving revenue from the sale of our product, but we may not be able to successfully consummate any licensing, marketing or development arrangements.

     We, therefore, are unable to predict the extent of any future losses or the time required to achieve profitability, if at all.

We need additional financing to continue operations and this financing may not be available when we need it, if it is available at all.

     We need financing in order to continue operations, including completion of the Phase III trials and filing an NDA. As a result of our continuing losses and lack of capital, the report of our independent auditors on our July 31, 2000 financial statements included an explanatory paragraph which states that our recurring losses, working capital deficit and limited liquid resources raise substantial doubt about our ability to continue as a going concern. Our financial statements at July 31, 2000 and April 30, 2001 do not include any adjustments that might result from the outcome of this uncertainty. Even if an NDA is filed, we will need additional financing to complete the approval process. We may not be successful in obtaining additional financing as funds are needed to continue operations.

Our clinical trials could take longer to complete and cost more than we expect.

     We are currently continuing our Phase III clinical trial of ONCONASE(R) for the treatment of malignant mesothelioma. The completion of our clinical trial depends upon many factors. If we are unable to accrue sufficient additional patients in our trial during the appropriate period, such trial may be delayed and will likely incur significant additional costs.


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     The cost of human clinical trials varies  dramatically based on a number of factors, including:

     o    the order and timing of clinical indications pursued,

     o the extent of development and financial support from corporate collaborators,

     o    the number of patients required for enrollment,

     o    the  difficulty  of  obtaining   clinical   supplies  of  the  product
          candidate, and

     o    the difficulty in obtaining sufficient populations.

     All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies would delay our ability to generate product revenues and to raise additional capital.

The results of larger scale clinical trials may not show the same promising results as earlier trials resulting in the abandonment of a failed candidate after the expenditure of significant additional funds.

     During the course of our research and development, we may find that products that initially appeared promising no longer appear promising in larger-scale Phase III clinical trials. Like many companies in the pharmaceutical and biotechnology industries, we have experienced negative results in clinical trials after experiencing promising results in earlier trials. For example, in July 1998, we discontinued two Phase III clinical trials testing ONCONASE(R) with tamoxifen as a treatment for pancreatic cancer due to the lack of a statistically significant survival benefit. If we experience negative results in the ongoing Phase III clinical trial, we may have to curtail, redirect or eliminate this product development programs.

If we fail to obtain the necessary regulatory approvals, we will not be allowed to commercialize our drugs and will not generate product revenues.

     We are conducting Phase III clinical trials of ONCONASE(R) as a treatment for malignant mesothelioma and intend to file an NDA for this indication if the data so warrants. Obtaining FDA approval can take a substantial period of time and requires the expenditure of substantial resources for research and development and testing. If we fail to achieve regulatory approval of our first product candidate we will not have a saleable product or product revenues and may not be able to continue operations.

     Even if we receive regulatory approval, such approval may involve limitations on the indicated uses for which we may market our products. Further, later discovery of previously unknown problems could result in additional restrictions, including withdrawal of products.

     In foreign jurisdictions, we must receive marketing authorizations from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above.

Our product candidates may not be accepted by the market, which would harm our business and results of operations.

     Even if approved by the FDA and other regulatory authorities, our product candidates may not achieve market acceptance and we may not receive revenues from these products as anticipated. The degree of market acceptance will depend upon a number of factors, including:


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o    the receipt and timing of regulatory approvals,

o    the availability of third-party reimbursement, and

o the establishment and demonstration in the medical community of the clinical safety, efficacy and cost- effectiveness of drug candidates, as well as their advantages over existing technologies and therapeutics.

     Our proprietary technology and patents may offer only limited protection against infringement and the development by our competitors of competitive products.

     We currently own eight legally effective U.S. patents, three European patents and one Japanese patent. We also have patent applications that are pending in the United States, Europe and Japan, and an undivided interest in two patent applications that are pending in the United States. The scope of protection afforded by patents for biotechnological inventions is uncertain, and such uncertainty applies to our patents. Our patents may not give us competitive advantages and may not afford us adequate protection from competing products. Furthermore, others may independently develop products that are similar to our products, and may design around the claims of our patents.

     Patent litigation and intellectual property litigation are expensive, and if we were to become involved in such litigation, we might not have the funds or other resources necessary to carry on the litigation in an effective manner.

We are, and will be dependent upon third parties for manufacturing, and will be dependent on third parties for marketing, our products. If these third parties do not devote sufficient time and resources to our products our revenues and profits may be adversely affected.

     We do not have the facilities or expertise to manufacture or market our products. We presently rely on third parties to perform certain of the manufacturing processes for the production of our products for use in clinical trials. We intend to rely on third parties to manufacture and market our products if they are approved for sale by the appropriate regulatory agencies and are commercialized. Third party manufactures may not be able to meet our needs with respect to the timing, quantity or quality of our products or to supply products on acceptable terms. Moreover, third party manufacturers and marketing companies often must allocate their resources between various companies. It is likely that we will have only limited, if any, control over the amount and timing of the resources devoted by these third parties to our products. If third party manufacturers or marketing companies cannot, or do not, devote sufficient resources to our products, our sales of products could be adversely affected resulting in lower than anticipated revenues or profits.

We depend upon key personnel and may not be able to retain these employees or recruit qualified replacement or additional personnel which would harm our business.

     Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and management employees. There is intense competition for qualified personnel in the pharmaceutical field. Therefore the loss of key scientific, technical or management personnel, particularly Kuslima Shogen, our Chairman and Chief Executive Officer, would most likely delay our clinical trials, the commercialization of our products and the potential revenue from product sales. We carry key person life insurance on the life of Ms. Shogen with a face value of $1,000,000.


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We may not be able to utilize all of our net operating loss carryforwards.

     At July 31, 2000, we had federal net operating loss carryforwards of approximately $39,920,910 that expire from 2001 to 2020. We also had investment tax credit carryforwards of approximately $26,867 and research and experimentation tax credit carryforwards of approximately $818,308 that expire from 2001 to 2020. New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits or tax benefits. For the state fiscal year 2001 (July 1, 2000 to June 30, 2001), our company has $1,774,000 total available tax benefits of which $602,000 was allocated to be sold between July 1, 2000 and June 30, 2001. In December 2000, we received $451,000 from the sale of our allocated tax benefits. We will attempt to sell the remaining balance of our tax benefits in the amount of approximately $1,172,000 between July 1, 2001 and June 30, 2002, subject to all existing laws of the State of New Jersey, but there is no assurance that we will be successful. Additionally, ultimate utilization/availability of the net operating losses and credits may be significantly curtailed if a significant change in ownership occurs.

Developments   by   competitiors   may   render   our   products   obsolete   or
non-competitive.

     Several companies, universities, research teams and scientists are developing products to treat the same medical conditions our products are intended to treat. Most of our competitors are more experienced and have greater clinical, marketing and regulatory capabilities and managerial and financial resources than we do. Our competitors may develop products to treat the same medical conditions our products are intended to treat before we are able to complete the development of our competing product.

     Our business is very competitive and involves rapid changes in the technologies involved in developing new drugs. If others experience rapid technological development, our products may become obsolete before we are able to recover expenses incurred with respect to our products. We will probably face new competitors as new technologies develop. Our success depends on our ability to remain competitive in the development of new drugs. We cannot assure you that we will be able to compete successfully.

We may be sued for product liability.

     The use of our products by humans during testing of those products or after regulatory approval entails a risk of adverse effects which could expose us to product liability claims. We maintain product liability insurance in the amount of $6,000,000 for claims arising from the use of our products in clinical trials prior to FDA approval. We cannot assure you that we will be able maintain our existing insurance coverage or obtain coverage for the use of our products in the future. While we believe that we maintain adequate insurance coverage, we cannot assure you that our current insurance coverage and our financial resources would be sufficient to pay any liability arising from a product liability claim. A product liability claim may have a material adverse effect on our business, financial condition or results of operations.

Our stock is thinly traded therefore you may not be able to sell our stock when you may want to do so.

     Our common stock has been quoted on the OTC Bulletin Board since April 28, 1999, and is currently thinly traded. You may be unable to sell our common stock when you want to do so if the trading market continues to be limited.


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The price of our common stock has been, and may continue to be, volatile.

     The market price of our common stock, like that of the securities of many other development stage biotechnology companies, has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted by a variety of factors, including:

o announcements of technological innovations or new commercial products by us or our competitors,

o disclosure of the results of pre-clinical testing and clinical trials by us or our competitors,

o    disclosure of the results of regulatory proceedings,

o    changes in government regulation,

o developments in the patents or other proprietary rights owned or licensed by us or our competitors,

o public concern as to the safety and efficacy of products developed by us or others,

o    litigation, and

o    general market conditions in our industry.

     In addition, the stock market continues to experience extreme price and volume fluctuations. These fluctuations have especially affected the market price of many biotechnology companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

Our charter documents and Delaware law may discourage a takeover of our company.

     We are currently authorized to issue 1,000,000 shares of preferred stock, par value $.001 per share. Our Board of Directors is authorized, without any approval of the stockholders, to issue the preferred stock and determine the terms of the preferred stock. There are no shares of preferred stock outstanding. The authorized shares of preferred stock will remain available for general corporate purposes, may be privately placed and can be used to make a change in control of our company more difficult. Under certain circumstances, our Board of Directors could create impediments to or frustrate persons seeking to effect a takeover or transfer in control of our company by causing shares of preferred stock to be issued to a stockholder who might side with the Board of Directors in opposing a takeover bid that the Board of Directors determines is not in the best interests of our company and its stockholders, but in which unaffiliated stockholders may wish to participate. Furthermore, the existence of authorized shares of preferred stock might have the effect of discouraging any attempt by a person, through the acquisition of a substantial number of shares of common stock to acquire control of our company. Accordingly, the accomplishment of a tender offer may be more difficult. This may be beneficial to management in a hostile tender offer, but have an adverse impact on stockholders who may want to participate in the tender offer. Under the General Corporation Law of Delaware, the Board of Directors is permitted to use a depositary receipt mechanism that enables the Board to issue an unlimited number of fractional interests in each of the authorized and unissued shares of preferred stock without stockholder approval. Consequently, the Board of Directors, without further stockholder approval, could issue authorized shares of preferred stock or fractional interests in preferred stock with rights that could adversely affect the rights of the holders of our common stock to a stockholder which, when voted together with other securities held by members of the Board of Directors and the executive officers and their families, could prevent the majority stockholder vote required by our certificate of incorporation or Delaware General Corporation Law to effect certain matters.


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